Securities Act File No. 333-282141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

X   Pre-Effective Amendment No.  1 ☐ Post-Effective Amendment No.

(Check appropriate box or boxes)

__________________________________________________________________

BNY Mellon ETF TRUST ii
(Exact Name of Registrant as Specified in its Charter)

Registrant's Telephone Number, including Area Code: (212) 922-6000

c/o BNY Mellon ETF Investment Adviser, LLC
240 Greenwich Street
New York, New York 10286
(Address of Principal Executive Offices)

Jeff Prusnofsky, Esq.
c/o BNY Mellon ETF Investment Adviser, LLC
240 Greenwich Street
New York, New York 10286
(Name and Address of Agent for Service)

COPY TO:

Beau Yanoshik, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Title of Securities being Registered: Shares of Beneficial Interest, no par value, of BNY Mellon Concentrated Growth ETF

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

No filing fee is required under the Securities Act of 1933, as amended, because an indefinite number of shares of beneficial interest have previously been registered pursuant to Section 24(f) under the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-282141) that was filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2024 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”) (Accession No. 0002025968-24-000008). This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-282141) under the 1933 Act, as filed with the SEC on September 16, 2024 (Accession No. 0002025968-24-000008).

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant, in the City of New York, and State of New York on the 15th day of October, 2024.

BNY Mellon ETF Trust II

By:	/s/ Lisa King
Lisa King
Vice President and Assistant Secretary

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No 1. To Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David DiPetrillo*	President (Principal Executive Officer)	October 15, 2024
David DiPetrillo
/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	October 15, 2024
James Windels
/s/ J. Charles Cardona*	Chairman of the Board	October 15, 2024
Charles Cardona
/s/ Kristen M. Dickey*	Board Member	October 15, 2024
Kristen M. Dickey
/s/ F. Jack Liebau, Jr.*	Board Member	October 15, 2024
F. Jack Liebau, Jr.
Jill I. Mavro*	Board Member	October 15, 2024
Jill Mavro
/s/ Kevin W. Quinn*	Board Member	October 15, 2024
Kevin W. Quinn
/s/ Stacy L. Schaus*	Board Member	October 15, 2024
Stacy L. Schaus
*By: /s/ Lisa King
Lisa King Attorney-in-Fact